As filed with the Securities and Exchange Commission on March 6, 2015

Registration No. 333-202526

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sanchez Production Partners LP

(Exact name of registrant as specified in its charter)

Delaware	1311	11-3742489
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1000 Main Street, Suite 3000

Houston, Texas 77002

(713) 783-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen R. Brunner

President, Chief Executive Officer and Chief Operating Officer

Sanchez Production Partners GP LLC

1000 Main Street, Suite 3000

Houston, Texas 77002

(713) 783-8000

(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:

G. Michael O’Leary

Scott L. Olson

Andrews Kurth LLP

600 Travis, Suite 4200

Houston, Texas 77002

(713) 220-4200

Approximate date of commencement of proposed sale of the securities to the public: Not applicable.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-202526) (the “Registration Statement”) is being filed pursuant to Rule 414 of the Securities Act of 1933, as amended (the “Securities Act”), by Sanchez Production Partners LP, a Delaware limited partnership (“Sanchez LP”), as the successor issuer to Sanchez Production Partners LLC, a Delaware limited liability company (“Sanchez LLC”), following the statutory conversion of Sanchez LLC from a limited liability company to a limited partnership. Pursuant to the conversion, each common unit of Sanchez LLC was converted into one common unit of Sanchez LP.

Sanchez LP expressly adopts the Registration Statement as its own registration statement for all purposes under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The securities registered under the Registration Statement may include newly issued securities, securities held in treasury by Sanchez LP or securities held by Sanchez LP’s subsidiaries.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Sanchez LP

Subject to any terms, conditions or restrictions set forth in the agreement of limited partnership of Sanchez LP, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever. Sanchez LP will generally indemnify officers, directors and affiliates of its general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events.

Sanchez Production Partners GP LLC

Subject to any terms, conditions or restrictions set forth in the limited liability company agreement of Sanchez Production Partners GP LLC, Sanchez LP’s general partner, Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

Under the limited liability agreement of our general partner, in most circumstances, Sanchez LP’s general partner will indemnify the following persons, to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including reasonable legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative:

•	any person who is or was an affiliate of Sanchez LP’s general partner;

•	any person who is or was a member, director, officer, fiduciary or trustee of Sanchez LP’s general partner;

•	any person who is or was an officer, member, partner, director, employee, agent or trustee of Sanchez LP’s general partner or any affiliate of Sanchez LP’s general partner, or any affiliate of any such person;

•	any person who is or was serving at the request of Sanchez LP’s general partner or any affiliate of Sanchez LP’s general partner as a director, officer, employee, member, partner, agent, fiduciary or trustee of another person (provided, that such person is not providing, on a fee-for-services basis, trustee, fiduciary or custodial services); and

•	any person designated by Sanchez LP’s general partner.

Sanchez LP’s general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of Sanchez LP’s general partner or any of its direct or indirect subsidiaries.

Insofar as indemnification for liabilities arising under the Securities may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21.	Exhibits and Financial Statement Schedules

(a)	Exhibits

2.1	Plan of Conversion (incorporated by reference to Annex A to Sanchez Production Partners LLC’s Amendment No. 7 to Registration Statement on Form S-4 (File No. 333-198440) filed on January 26, 2015)

4.1	Certificate of Conversion of Sanchez Production Partners LLC (incorporated by reference to Exhibit 4.1 to Sanchez Production Partners LP’s Post-Effective Amendment No. 1 to Form S-4 (File No. 333-198440), filed on March 6, 2015)

4.2	Certificate of Limited Partnership of Sanchez Production Partners LP (incorporated by reference to Exhibit 4.2 to Sanchez Production Partners LP’s Post-Effective Amendment No. 1 to Form S-4 (File No. 333-198440), filed on March 6, 2015)

4.3	Agreement of Limited Partnership of Sanchez Production Partners LP (incorporated by reference to Exhibit 4.3 to Sanchez Production Partners LP’s Post-Effective Amendment No. 1 to Form S-4 (File No. 333-198440), filed on March 6, 2015)

4.4	Certificate of Formation of Sanchez Production Partners GP LLC (incorporated by reference to Exhibit 4.4 to Sanchez Production Partners LP’s Post-Effective Amendment No. 1 to Form S-4 (File No. 333-198440), filed on March 6, 2015)

4.5	Limited Liability Company Agreement of Sanchez Production Partners GP LLC (incorporated by reference to Exhibit 4.5 to Sanchez Production Partners LP’s Post-Effective Amendment No. 1 to Form S-4 (File No. 333-198440), filed on March 6, 2015)

4.6	Sanchez Production Partners LP Long-Term Incentive Plan (incorporated by reference to Exhibit 4.6 to Sanchez Production Partners LP’s Post-Effective Amendment No. 1 to Form S-4 (File No. 333-198440), filed on March 6, 2015)

5.1	Opinion of Andrews Kurth LLP as to the legality of the securities (incorporated by reference to Exhibit 5.1 to Sanchez Production Partners LLC’s Registration Statement on Form S-4 (File No. 333-202526), filed on March 5, 2015)

8.1	Tax Opinion of Andrews Kurth LLP (incorporated by reference to Exhibit 8.1 to Sanchez Production Partners LLC’s Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-198440), filed on September 26, 2014)

23.1*	Consent of KPMG LLP

23.2*	Consent of Andrews Kurth LLP (included in opinion filed as Exhibit 5.1)

23.3*	Consent of Netherland, Sewell & Associates, Inc.

*	Filed herewith

Item 22.	Undertakings

(1)	The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(5)	The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a proxy statement/prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering proxy statement/prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(6)	The Registrant undertakes that every prospectus (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(7)	The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11 or 13 of this registration statement on Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8)	The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(9)	The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(10)	The registrant undertakes to send to each limited partner at least on an annual basis a detailed statement of any transactions with the General Partner or its affiliates, and of fees, commissions, compensation and other benefits paid, or accrued to the General Partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

(11)	The registrant undertakes to provide to the limited partners the financial statements required by Form 10-K for the first full fiscal year of operations of the partnership.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas, on the 6th day of March, 2015.

SANCHEZ PRODUCTION PARTNERS LP

By:	Sanchez Production Partners GP LLC,
its general partner

By:	/s/ Stephen R. Brunner
Name:	Stephen R. Brunner
Title:	President, Chief Executive Officer and Chief Operating Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and the dates indicated.

Signature	Title	Date

/s/ Stephen R. Brunner Stephen R. Brunner	President, Chief Executive Officer and Chief Operating Officer (Principal Executive Officer)	March 6, 2015

/s/ Charles C. Ward Charles C. Ward	Chief Financial Officer, Treasurer and Secretary (Principal Financial Officer and Principal Accounting Officer)	March 6, 2015

/s/ Alan S. Bigman Alan S. Bigman	Director	March 6, 2015

/s/ Richard S. Langdon Richard S. Langdon	Director	March 6, 2015

/s/ G. M. Byrd Larberg G. M. Byrd Larberg	Director	March 6, 2015

/s/ Antonio R. Sanchez, III Antonio R. Sanchez, III	Director	March 6, 2015

/s/ Gerald P. Willinger Gerald P. Willinger	Director	March 6, 2015

EXHIBIT INDEX

2.1	Plan of Conversion (incorporated by reference to Annex A to Sanchez Production Partners LLC’s Amendment No. 7 to Registration Statement on Form S-4 (File No. 333-198440) filed on January 26, 2015)

4.1	Certificate of Conversion of Sanchez Production Partners LLC (incorporated by reference to Exhibit 4.1 to Sanchez Production Partners LP’s Post-Effective Amendment No. 1 to Form S-4 (File No. 333-198440), filed on March 6, 2015)

4.2	Certificate of Limited Partnership of Sanchez Production Partners LP (incorporated by reference to Exhibit 4.2 to Sanchez Production Partners LP’s Post-Effective Amendment No. 1 to Form S-4 (File No. 333-198440), filed on March 6, 2015)

4.3	Agreement of Limited Partnership of Sanchez Production Partners LP (incorporated by reference to Exhibit 4.3 to Sanchez Production Partners LP’s Post-Effective Amendment No. 1 to Form S-4 (File No. 333-198440), filed on March 6, 2015)

4.4	Certificate of Formation of Sanchez Production Partners GP LLC (incorporated by reference to Exhibit 4.4 to Sanchez Production Partners LP’s Post-Effective Amendment No. 1 to Form S-4 (File No. 333-198440), filed on March 6, 2015)

4.5	Limited Liability Company Agreement of Sanchez Production Partners GP LLC (incorporated by reference to Exhibit 4.5 to Sanchez Production Partners LP’s Post-Effective Amendment No. 1 to Form S-4 (File No. 333-198440), filed on March 6, 2015)

4.6	Sanchez Production Partners LP Long-Term Incentive Plan (incorporated by reference to Exhibit 4.6 to Sanchez Production Partners LP’s Post-Effective Amendment No. 1 to Form S-4 (File No. 333-198440), filed on March 6, 2015)

5.1	Opinion of Andrews Kurth LLP as to the legality of the securities (incorporated by reference to Exhibit 5.1 to Sanchez Production Partners LLC’s Registration Statement on Form S-4 (File No. 333-202526), filed on March 5, 2015)

8.1	Tax Opinion of Andrews Kurth LLP (incorporated by reference to Exhibit 8.1 to Sanchez Production Partners LLC’s Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-198440), filed on September 26, 2014)

23.1*	Consent of KPMG LLP

23.2*	Consent of Andrews Kurth LLP (included in opinion filed as Exhibit 5.1)

23.3*	Consent of Netherland, Sewell & Associates, Inc.

*	Filed herewith